EXHIBIT 99.1

Magic Software Enterprises Announces the Closing of Its Public Offering of Ordinary Shares

Wednesday, March 5, 2014

OR YEHUDA, Israel, March 5, 2014 – Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC) (the “Company”), a global provider of mobile and cloud-enabled application development and business integration platforms, announced today the closing of its previously announced public offering of 6,900,000 ordinary shares, including 900,000 shares sold pursuant to the underwriters’ full exercise of their over-allotment option, at a price to the public of $8.50 per share. The Company’s net proceeds from the offering are expected to be approximately $54.7 million deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Barclays Capital Inc. and William Blair & Company, L.L.C. acted as joint book-running managers for the offering and Maxim Group LLC and H.C. Wainwright & Co., LLC acted as co-managers for the offering.

The Company intends to use the net proceeds of the offering for general corporate purposes, which may include, among other things, funding of its working capital needs and funding of potential acquisitions.

A shelf registration statement on Form F-3 relating to the public offering of the ordinary shares described above was filed with the Securities and Exchange Commission, or SEC, and a preliminary and final and effective prospectus supplement relating to the offering have been filed with the SEC and are available on the SEC's website at http://www.sec.gov. Copies of the prospectus supplement and accompanying base prospectus relating to this offering may be obtained from Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, telephone: (888) 603-5847, email: Barclaysprospectus@broadridge.com.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein, nor shall there by any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About Magic Software Enterprises

Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC) is a global provider of mobile and cloud-enabled application development and business integration platforms.

Forward-Looking Statements

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Magic is a registered trademark of Magic Software Enterprises Ltd. All other product and company names mentioned herein are for identification purposes only and are the property of, and might be trademarks of, their respective owners.

Press Contact:

Amit Birk, VP M&A and General Counsel

Magic Software Enterprises

Tel: +972 (3) 538 9322

abirk@magicsoftware.com